Exhibit 99.1

NEWS RELEASE

Contact: Sarit Sagiv, CFO Retalix Ltd. +972-9-776-6666 investors@retalix.com

RETALIX CALLS 2012 ANNUAL SHAREHOLDERS MEETING

Ra’anana, Israel, June 21, 2012 – Retalix® Ltd. (NASDAQ-GS: RTLX) (the “Company”), a leading global provider of software and services to high volume, high complexity retailers, announced today that it has scheduled its 2012 annual shareholders meeting to take place Thursday, July 26, 2012 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel. The record date for the meeting is June 26, 2012.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about July 5, 2012, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem.

2.	To elect Mr. Isaac Angel as an external director of the Company for a three-year term.

3.	To approve the continuation of the Management Services Agreement by and between the Company and the Alpha Group for up to three additional years.

4.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders.

5.	To discuss the financial statements of the Company for the year ended December 31, 2011.

Items 1 through 4 require the approval of a simple majority of the shares voted on the matter.

Approval of Item 2 also requires that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding personal interest that is not a result of ties to a controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding personal interest that is not a result of ties to a controlling shareholder) voted against the election of the external director does not exceed two percent of the outstanding voting power in the Company.

NEWS RELEASE

Approval of Item 3 also requires that either (i) at least a majority of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed two percent of the outstanding voting power in the Company.

Item 5 will not require a vote of the shareholders.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores.  The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth.  Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics.  By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas.  Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.